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EXHIBIT 99-1

Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2014

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to publically accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the CICA Handbook Part 1. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of seven independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves and resource estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, PricewaterhouseCoopers LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Steve W. Williams	Alister Cowan
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 24, 2015

72   SUNCOR ENERGY INC. ANNUAL REPORT 2014

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2014, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2014. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2014 has been audited by PricewaterhouseCoopers LLP, independent auditor, as stated in their report which appears herein.

Steve W. Williams	Alister Cowan
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 24, 2015

SUNCOR ENERGY INC. ANNUAL REPORT 2014    73

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Suncor Energy Inc.

We have completed the integrated audits of Suncor Energy Inc.'s 2014 and 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Suncor Energy Inc., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of comprehensive income, cash flows, and changes in shareholders' equity for each of the two years in the period ended December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Suncor Energy Inc. as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for each of the two years in the period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

74   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Report on internal control over financial reporting

We have also audited Suncor Energy Inc.'s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting.

Auditor's responsibility

Our responsibility is to express an opinion on Suncor Energy Inc.'s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Suncor Energy Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Chartered Accountants
Calgary, Alberta

February 24, 2015

SUNCOR ENERGY INC. ANNUAL REPORT 2014    75

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 ($ millions)	Notes	2014	2013

Revenues and Other Income

Operating revenues, net of royalties	7	39 862	39 593

Other income	8	628	704

		40 490	40 297

Expenses

Purchases of crude oil and products		17 426	17 293

Operating, selling and general	9 and 26	9 749	9 462

Transportation		879	845

Depreciation, depletion, amortization and impairment	10 and 17	6 140	4 892

Exploration		367	322

Gain on disposal of assets	35	(90)	(137)

Voyageur upgrader project charges	33	—	82

Financing expenses	11	1 429	1 162

		35 900	33 921

Earnings before Income Taxes		4 590	6 376

Income Taxes	12

Current		2 115	2 083

Deferred		(224)	382

		1 891	2 465

Net Earnings		2 699	3 911

Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment		304	325

Unrealized gain on assets available for sale, net of income taxes of $13	36	85	—

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes of $56		(144)	579

Other Comprehensive Income		245	904

Total Comprehensive Income		2 944	4 815

Per Common Share (dollars)	13

Net earnings – basic		1.84	2.61

Net earnings – diluted		1.84	2.60

Cash dividends		1.02	0.73

The accompanying notes are an integral part of the consolidated financial statements.

76   SUNCOR ENERGY INC. ANNUAL REPORT 2014

CONSOLIDATED BALANCE SHEETS

($ millions)	Notes	December 31 2014	December 31 2013

Assets

Current assets

Cash and cash equivalents	14	5 495	5 202

Accounts receivable		4 275	5 254

Inventories	16	3 466	3 944

Income taxes receivable		680	294

Total current assets		13 916	14 694

Property, plant and equipment, net	17, 33, 34 and 35	59 800	57 270

Exploration and evaluation	18	2 248	2 772

Other assets	19	598	422

Goodwill and other intangible assets	20	3 083	3 092

Deferred income taxes	12	26	65

Total assets		79 671	78 315

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	21	806	798

Current portion of long-term debt	21	34	457

Accounts payable and accrued liabilities		5 704	7 090

Current portion of provisions	24	752	998

Income taxes payable		1 058	1 263

Total current liabilities		8 354	10 606

Long-term debt	21	12 489	10 203

Other long-term liabilities	22	1 787	1 464

Provisions	24	4 895	4 078

Deferred income taxes	12	10 543	10 784

Shareholders' equity		41 603	41 180

Total liabilities and shareholders' equity		79 671	78 315

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Steve W. Williams	Michael W. O'Brien
Director	Director

February 24, 2015

SUNCOR ENERGY INC. ANNUAL REPORT 2014    77

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ millions)	Notes	2014	2013

Operating Activities

Net earnings		2 699	3 911

Adjustments for:

Depreciation, depletion, amortization and impairment		6 140	4 892

Deferred income taxes		(224)	382

Accretion		198	192

Unrealized foreign exchange loss on U.S. dollar denominated debt		839	605

Change in fair value of derivative contracts		(270)	95

Gain on disposal of assets		(90)	(137)

Share-based compensation		106	214

Exploration		104	82

Settlement of decommissioning and restoration liabilities		(364)	(423)

Other		(80)	(401)

(Increase) decrease in non-cash working capital	15	(122)	688

Cash flow provided by operating activities		8 936	10 100

Investing Activities

Capital and exploration expenditures		(6 961)	(6 777)

Acquisitions	33 and 34	(121)	(515)

Proceeds from disposal of assets	35	224	943

Divestiture of pipeline contract	24	—	(76)

Other investments		(64)	(18)

Increase (decrease) in non-cash working capital	15	59	(90)

Cash flow used in investing activities		(6 863)	(6 533)

Financing Activities

Net change in debt		(81)	138

Repayment of long-term debt		(452)	(312)

Issuance of long-term debt		1 575	—

Issuance of common shares under share option plans		247	112

Purchase of common shares for cancellation, net of option premiums	25	(1 671)	(1 675)

Dividends paid on common shares		(1 490)	(1 095)

Cash flow used in financing activities		(1 872)	(2 832)

Increase in Cash and Cash Equivalents		201	735

Effect of foreign exchange on cash and cash equivalents		92	82

Cash and cash equivalents at beginning of year		5 202	4 385

Cash and Cash Equivalents at End of Year		5 495	5 202

Supplementary Cash Flow Information

Interest paid		752	711

Income taxes paid		2 697	1 339

The accompanying notes are an integral part of the consolidated financial statements.

78   SUNCOR ENERGY INC. ANNUAL REPORT 2014

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2012		19 945	579	(210)	18 901	39 215	1 523 057

Net earnings		—	—	—	3 911	3 911	—

Foreign currency translation adjustment		—	—	325	—	325	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $201		—	—	—	579	579	—

Total comprehensive income		—	—	325	4 490	4 815	—

Issued under share option plans		159	(32)	—	—	127	4 750

Issued under dividend reinvestment plan		28	—	—	(28)	—	—

Purchase of common shares for cancellation	25	(648)	—	—	(1 027)	(1 675)	(49 492)

Change in liability for share purchase commitment	25	(89)	—	—	(169)	(258)	—

Share-based compensation		—	51	—	—	51	—

Dividends paid on common shares		—	—	—	(1 095)	(1 095)	—

At December 31, 2013		19 395	598	115	21 072	41 180	1 478 315

Net earnings		—	—	—	2 699	2 699	—

Foreign currency translation adjustment		—	—	304	—	304	—

Unrealized gain on assets available for sale, net of income taxes of $13		—	—	85	—	85	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $56		—	—	—	(144)	(144)	—

Total comprehensive income		—	—	389	2 555	2 944	—

Issued under share option plans		323	(31)	—	—	292	7 831

Issued under dividend reinvestment plan		38	—	—	(38)	—	—

Purchase of common shares for cancellation	25	(553)	—	—	(1 118)	(1 671)	(42 027)

Change in liability for share purchase commitment	25	108	—	—	198	306	—

Share-based compensation		—	42	—	—	42	—

Dividends paid on common shares		—	—	—	(1 490)	(1 490)	—

At December 31, 2014		19 311	609	504	21 179	41 603	1 444 119

The accompanying notes are an integral part of the consolidated financial statements.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangement entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 24, 2015.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgments. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The company consolidates its interest in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities, and is a matter of judgment. Suncor recognizes its share of assets, liabilities, revenue and expenses, on a line-by-line basis, of its joint operations. Joint ventures are investments in entities over which the company has joint control over the entities net assets and are accounted for using the equity method. All intercompany balances and transactions are eliminated in preparing the consolidated financial statements.

(b) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign

80   SUNCOR ENERGY INC. ANNUAL REPORT 2014

exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in Other Comprehensive Income.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(c) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer and collection is reasonably assured. Revenue from properties in which the company has an interest with other producers is recognized on the basis of the company's net working interest. For operations not pursuant to production sharing contracts (PSCs), crude oil and natural gas sold below or above the company's working interest share of production results in production underlifts or overlifts, respectively. Underlifts are recorded as a receivable at market value with a corresponding increase to revenues, while overlifts are recorded as a payable at market value with a corresponding decrease to revenues. Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to PSCs are reflected in the consolidated financial statements based on the company's working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the company and the respective government. Cost Recovery Oil and Profit Oil are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company's behalf by government joint venture partners.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(e) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Costs include direct and indirect expenditures incurred in bringing an item or product to its existing condition and location. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes in the company's energy trading operations are carried at fair value less costs of disposal, and any changes in fair value are recognized within Other Income.

(f) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical, seismic, and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(g) Property, Plant and Equipment

Property, Plant and Equipment are recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install

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development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms and subsea structures, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will flow to the company and the associated carrying amount of the replaced asset (or part of a replaced asset) is derecognized.

Leases that transfer substantially all the benefits and risks of ownership to the company are recorded as finance lease assets within Property, Plant and Equipment. Costs for all other leases are recorded as operating expense as incurred.

Borrowing costs relating to assets that take a substantial period of time to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(h) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of exploration and evaluation costs associated with oil sand mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years

Oil sands mine equipment	5 to 15 years

Oil sands in situ processing facilities	30 years

Power generation and utility plants	30 to 40 years

Refineries, ethanol and lubricants plants	20 to 40 years

Marketing and other distribution assets	20 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

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(i) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists and brand value.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to ten years. Expected useful lives of goodwill and other intangible assets are reviewed on an annual basis.

(j) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments are reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses whether there is evidence that financial assets that are carried at amortized cost are impaired. If a financial asset carried at amortized cost is impaired, the impairment is recognized in Operating, Selling and General expense.

(k) Assets Held For Sale

Assets and liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continuing use. The assets or disposal groups are measured at the lower of their carrying amount and fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. However, when the assets or disposal groups are sold, the gains or losses on sale are recognized in (Gain) Loss on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

(l) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expenses with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates

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resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(m) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as an offset to the related expenditures.

The company recognizes the financial statement impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. The company assesses possible outcomes and their associated probabilities. If the company determines payment is probable, it measures the tax position at the best estimate of the amount of tax payable.

(n) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions. Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expenses. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets.

(o) Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model, with the exception of performance share units, which are measured at fair value using the Monte-Carlo simulation approach. The expense is recognized over the vesting period, with a corresponding adjustment to liabilities. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

(p) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss; assets available for sale; held-to-maturity investments; loans and receivables, and financial liabilities measured at amortized cost. All financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as fair value through profit and loss, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies derivative financial instruments as fair value through profit and loss, cash and cash equivalents and accounts receivable as loans and receivables, financial instruments included in other assets as available for sale, and accounts payable and accrued liabilities, debt, and other long-term liabilities as other financial liabilities.

84   SUNCOR ENERGY INC. ANNUAL REPORT 2014

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program, or to earn trading revenues. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related operating segment. Gains or losses from trading activities are reported in Other Income as part of Corporate, Energy Trading and Eliminations.

Certain physical commodity contracts are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(q) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged exposure is still effective and to quantify any ineffectiveness in the relationship.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the hedged item attributable to the hedged risk are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

(r) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares purchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(s) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company's Board of Directors.

(t) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

(u) Emissions Obligations

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred in the compliance period. Emissions are treated as a cost of production and as such are recognized in Operating, Selling and General expenses in the period in which the emissions occurred.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

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(v) Joint Arrangements

The classification of joint arrangements structured through separate vehicles as either joint ventures or joint operations depends on the legal form and contractual terms of the arrangement as well as other facts and circumstances. These include whether there is exclusive dependence on the parties to the joint arrangement for cash flows through the sale of product and funding of operations, and to assess the rights of the economic benefits of the assets and obligation for funding the liabilities of the arrangements.

A joint arrangement whereby the parties take their share of substantially all of the output of the joint arrangement would be an indicator for classification as a joint operation, regardless of structure of the arrangement, and accounted for by recognizing the company's share of assets and liabilities jointly owned and incurred, and the recognition of its share of revenue and expenses of the joint operation.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves and Resources

Measurements of depletion, depreciation, impairment and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves and resources. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. All reserves and certain resources have been evaluated at December 31, 2014 by independent qualified reserves evaluators. Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2014, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the initial costs of these activities are capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval process.

Determination of Cash Generating Units

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

86   SUNCOR ENERGY INC. ANNUAL REPORT 2014

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

In addition, these provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances, possible future use of the site, and reclamation projects and processes such as the Tailings Reduction Operations process and the water treatment facility. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserve life. Changes to estimates related to future expected costs, discount rates and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgments about the outcomes of future events, the interpretation of laws and regulations, and estimates on timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and potentially a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

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Fair Value of Financial Instruments

The fair value of financial instruments is determined whenever possible based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data including forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the company's functional currency is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Fair Value of Share-Based Compensation

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the Black-Scholes options pricing model and Monte-Carlo simulation approach. These estimates depend on certain assumptions, including share price, volatility, risk-free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield, which, by their nature, are subject to measurement uncertainty.

5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

The standards and interpretations that are issued, but not yet effective up to the date of issuance of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and interpretations, if applicable, when they become effective.

Accounting for Acquisitions of Interests in Joint Operations

In May 2014, the IASB issued amendments to IFRS 11 Joint Arrangements to clarify that the acquirer of an interest in a joint operation in which the activity constitutes a business is required to apply all of the principles of business combinations accounting in IFRS 3 Business Combinations. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event it increases or decreases its ownership share in an existing joint operation or invests in a new joint operation.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In September 2014, the IASB issued amendments to address an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in International Accounting Standard (IAS) 28 Investments in Associates and Joint Ventures regarding the sale or contribution of assets between an investor and its associate or joint venture. The amendment clarified that a full gain or loss is recognized when a transaction involves a business. A partial gain or loss is recognized when a transaction involves assets that do not constitute a business. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event that it has transactions with Associates or Joint Ventures.

Disclosure Initiative

In December 2014, the IASB issued narrow-focus amendments to IAS 1 Presentation of Financial Statements to clarify existing requirements related to materiality, order of notes, subtotals, accounting policies and disaggregation. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amended standard is not expected to have a material impact on the company's disclosure.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. It replaces existing revenue recognition guidance and provides a single, principles based five-step model to be applied to all contracts with customers. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2017, with earlier application permitted. The company is currently assessing the impact of this standard.

88   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Financial Instruments: Recognition and Measurement

In July 2014, IFRS 9 Financial Instruments was issued as a complete standard, including the requirements previously issued related to classification and measurement of financial assets and liabilities, and additional amendments to introduce a new expected loss impairment model for financial assets including credit losses. Retrospective application of this standard with certain exemptions is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The company is currently assessing the impact of this standard.

6. ADOPTION OF NEW AND AMENDED IFRS STANDARDS

Effective January 1, 2014, the company adopted the following new and amended IFRS standards and interpretations.

Offsetting Financial Assets and Financial Liabilities

IAS 32 Financial Instruments: Presentation amendments clarified the requirements for offsetting financial assets and liabilities. The amendments clarified that the right to offset must be available on the current date and cannot be contingent on a future event. The adoption of this standard did not have a material impact on the company's consolidated financial statements.

Levies

International Financial Reporting Interpretation Committee (IFRIC) 21 Levies clarified that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, and that a liability should not be recognized before the specified minimum threshold to trigger that liability is reached. This interpretation did not have a material impact to the company's consolidated financial statements.

7. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

•
Oil Sands includes the company's operations in northeast Alberta to develop and produce synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interest in the Fort Hills mining project of 40.8% as well as its 12% ownership interest in the Syncrude oil sands mining and upgrading joint venture, located near Fort McMurray, Alberta.

•
Exploration and Production includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas in the United Kingdom (U.K.), Norway, Libya and Syria, and exploration and production of natural gas and natural gas liquids in Western Canada. Due to unrest in Syria, the company has declared force majeure under its contractual obligations, and Suncor's operations in Syria have been suspended indefinitely.

•
Refining and Marketing includes the refining of crude oil products, and the distribution and marketing of these and other purchased products through retail stations located in Canada and the United States (U.S.), as well as a lubricants plant located in Eastern Canada.

The company also reports activities not directly attributable to an operating segment under Corporate, Energy Trading and Eliminations. This includes investments in renewable energy projects.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment

SUNCOR ENERGY INC. ANNUAL REPORT 2014    89

balances are eliminated on consolidation. Intersegment profit will not be recognized until the related product has been sold to third parties.

For the years ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Revenues and Other Income

Gross revenues	10 658	9 063	4 290	5 931	26 482	26 495	86	109	41 516	41 598

Intersegment revenues	3 903	4 026	425	432	145	163	(4 473)	(4 621)	—	—

Less: Royalties	(982)	(859)	(672)	(1 146)	—	—	—	—	(1 654)	(2 005)

Operating revenues, net of royalties	13 579	12 230	4 043	5 217	26 627	26 658	(4 387)	(4 512)	39 862	39 593

Other income	115	64	217	381	151	22	145	237	628	704

	13 694	12 294	4 260	5 598	26 778	26 680	(4 242)	(4 275)	40 490	40 297

Expenses

Purchases of crude oil and products	355	460	459	568	21 093	20 807	(4 481)	(4 542)	17 426	17 293

Operating, selling and general	6 042	5 852	558	676	2 447	2 307	702	627	9 749	9 462

Transportation	541	482	90	127	290	278	(42)	(42)	879	845

Depreciation, depletion, amortization and impairment	4 035	2 439	1 349	1 804	635	530	121	119	6 140	4 892

Exploration	96	115	271	207	—	—	—	—	367	322

Loss (gain) on disposal of assets	3	—	(82)	(130)	(11)	(7)	—	—	(90)	(137)

Voyageur upgrader project charges	—	82	—	—	—	—	—	—	—	82

Financing expenses	153	135	72	33	—	5	1 204	989	1 429	1 162

	11 225	9 565	2 717	3 285	24 454	23 920	(2 496)	(2 849)	35 900	33 921

Earnings (Loss) before Income Taxes	2 469	2 729	1 543	2 313	2 324	2 760	(1 746)	(1 426)	4 590	6 376

Income Taxes

Current	832	331	1 005	1 443	675	674	(397)	(365)	2 115	2 083

Deferred	(139)	358	(115)	(130)	(43)	64	73	90	(224)	382

	693	689	890	1 313	632	738	(324)	(275)	1 891	2 465

Net Earnings (Loss)	1 776	2 040	653	1 000	1 692	2 022	(1 422)	(1 151)	2 699	3 911

Capital and Exploration Expenditures	3 826	4 311	1 819	1 483	1 021	890	295	93	6 961	6 777

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2014	2013

Canada	31 894	31 407

United States	5 651	5 415

Other foreign	2 317	2 771

	39 862	39 593

90   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Non-Current Assets(1)

($ millions)	Dec 31 2014	Dec 31 2013

Canada	59 409	57 235

United States	1 495	1 330

Other foreign	4 825	4 991

	65 729	63 556

(1)
Excludes deferred income tax assets.

8. OTHER INCOME

Other Income consists of the following:

($ millions)	2014	2013

Energy trading activities

Change in fair value of contracts	173	176

(Losses) gains on inventory valuation	(61)	15

Risk management activities(1)	176	(18)

Risk mitigation and insurance proceeds	21	342

Reserves redetermination(2)	145	—

Investment and interest income	90	85

Renewable energy grants	34	47

Change in value of pipeline commitments and other	50	57

	628	704

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments.

(2)
Other income of $145 million ($32 million after-tax) is for the reserves redetermination of 1.2 million barrels of oil received related to an interest in a Norwegian asset that Suncor previously owned.

9. OPERATING, SELLING AND GENERAL

Operating, Selling and General expense consists of the following:

($ millions)	2014	2013

Contract services	3 842	4 412

Employee costs(1)	2 891	2 654

Materials	1 093	932

Energy	1 180	915

Equipment rentals and leases	299	335

Travel, marketing and other	444	214

	9 749	9 462

(1)
The company incurred $3.4 billion of employee costs for the year ended December 31, 2014 (2013 – $3.3 billion), of which $2.9 billion (2013 – $2.7 billion) was recorded as employee costs in Operating, Selling and General expense. Employee costs include salaries, benefits and share-based compensation.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    91

 10. ASSET IMPAIRMENT

Oil Sands

Joslyn Mining Project

During the second quarter of 2014, the company recognized an impairment charge of $718 million (net of taxes of $248 million) related to the company's interest in the Joslyn mining project, charged against Property, Plant and Equipment ($318 million) and Exploration and Evaluation assets ($400 million).

Total E&P Canada Ltd. (Total E&P), the operator of the project, together with the company and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the project development plan. As a result of the company's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, the company performed an impairment test using a fair value less cost of disposal methodology, with a discounted cash flow approach, based on the latest estimate of lease-wide contingent resources and a risk-adjusted discount rate of 9% (Level 3 fair value inputs – see note 27). Relevant market transactions were also considered.

The company re-assessed the Joslyn mining project and noted no impairment indicators as at December 31, 2014, due to the long-term nature of the project.

The calculation of the recoverable amount as at June 30, 2014 was sensitive to the likelihood and timing of expected first oil, discount rate and capital construction costs. A two-year delay in the timing of expected first oil would increase the after-tax impairment charge by approximately $50 million. A 1% increase in discount rate would increase the after-tax impairment charge by approximately $360 million. A 5% increase in capital construction costs would increase the after-tax impairment charge by approximately $190 million.

The remaining carrying value of the company's share of the Joslyn mining project as at December 31, 2014 was $400 million.

Other

In the second quarter of 2014, the company recorded an impairment charges of $223 million (net of taxes of $77 million) in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

Exploration and Production

Libya

During the second quarter of 2014, as a result of production shut-in due to the closure of certain Libyan export terminals and the company's production plans for the remaining term of the Exploration and Production Sharing Agreements (EPSAs), the company performed an impairment test on its Libyan assets using a fair value less cost of disposal methodology. This resulted in the company recognizing an impairment charge of $297 million (net of taxes of $nil) related to its Libyan assets, charged against Property, Plant and Equipment ($129 million) and Exploration and Evaluation assets ($168 million).

As a result of the current price environment and recent developments in the country, the Libyan assets were reassessed for impairment at December 31, 2014. The impairment test used an expected cash flow approach based on 2014 year-end reserves data and the company's production and cash flow expectations for the remaining term of the EPSAs, with two scenarios representing i) full production resumes on January 1, 2016, and ii) full production resumes on April 1, 2017. The two scenarios were equally weighted at 50%. Both scenarios were present valued using a risk-adjusted discount rate of 17%, and a Brent-based price of US$82.50 per barrel in 2016, US$87.50 in 2017, US$90.00 in 2018, US$95.00 in 2019, US$100.00 in 2020, US$101.35 in 2021, and then escalating at an average of 2% per year thereafter (Level 3 fair value inputs). Based on the updated analysis, no further impairment was necessary.

The calculation of the recoverable amount is sensitive to the discount rate and prices. A 2% increase in discount rate would result in an after-tax impairment charge of approximately $60 million and a 5% decrease in price would result in an after-tax impairment charge of approximately $70 million. A delay in the timing of the expected return to full production to April 1, 2017 would result in an after-tax impairment charge of approximately $35 million at December 31, 2014.

92   SUNCOR ENERGY INC. ANNUAL REPORT 2014

During 2013, the company performed an impairment test on its Libyan assets using a fair value less cost of disposal methodology to determine the recoverable amount, and an after-tax impairment charge of $101 million was recognized in the fourth quarter of 2013 and charged against Property, Plant and Equipment.

The remaining carrying value of the company's net assets in Libya as at December 31, 2014 was approximately $375 million.

Syria

Since December 2011, the company's operations and its contractual obligations in Syria have been suspended under a period of force majeure due to political unrest and international sanctions affecting that country. As there has been no resolution of the political situation and increasing uncertainty with respect to the company's return to operations in the country, during the fourth quarter of 2013, using a value-in-use methodology, the company impaired the remaining carrying value of its Syrian property, plant and equipment and working capital, resulting in an impairment charge of $422 million (net of taxes of $nil). The company also recognized $300 million ($223 million after-tax) of risk mitigation proceeds in Other Income that had been received in the fourth quarter of 2012 as the likelihood of return in the foreseeable future is remote. These proceeds are subject to a provisional repayment should the company recover any or all of its investment in Syria.

The remaining carrying value of the company's net assets in Syria as at December 31, 2014 was $nil.

Other

In the fourth quarter of 2013, the company recognized an impairment charge in the E&P segment of $40 million (net of taxes of $14 million) to reflect the recoverable amount of its unconventional oil properties in the Wilson Creek area of central Alberta. The recoverable amount was determined using a fair value less costs of disposal methodology, with the expected cash flow approach based on 2013 year-end reserves information and a risk-adjusted discount rate of 10% (Level 3 fair value inputs). The Wilson Creek assets were sold in 2014 (note 35).

11. FINANCING EXPENSES

($ millions)	2014	2013

Interest on debt and finance leases	739	703

Capitalized interest at 6.2% (2013 – 6.1%)	(431)	(397)

Interest expense	308	306

Interest on pension and other post-retirement benefits	55	68

Accretion	198	192

Foreign exchange loss on U.S. dollar denominated debt	839	605

Foreign exchange and other	29	(9)

	1 429	1 162

12. INCOME TAXES

Income Tax Expense

($ millions)	2014	2013

Current:

Current year	2 017	2 093

Adjustments in respect of current income tax of prior years	98	(10)

Deferred:

Origination and reversal of temporary differences	(143)	410

Adjustments in respect of deferred income tax of prior years	(52)	(28)

Changes in tax rates and legislation	(29)	—

	1 891	2 465

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Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2014	2013

Earnings before income tax	4 590	6 376

Canadian statutory tax rate	25.66%	25.64%

Statutory tax	1 178	1 635

Add (deduct) the tax effect of:

Non-deductible component of capital losses	98	71

Share-based compensation and other permanent items	27	5

Assessments and adjustments	46	(38)

Impact of income tax rate and legislative changes	(29)	—

Foreign tax rate differential	483	691

Non-taxable impairment charge	76	134

Other	12	(33)

	1 891	2 465

Deferred Income Tax Balances

Deferred income tax expense and net liabilities in the company's consolidated financial statements were comprised of the following:

	Net Earnings		Consolidated Balance Sheets (1)

($ millions)	2014	2013	Dec 31 2014	Dec 31 2013

Property, plant and equipment	(98)	758	12 349	12 134

Decommissioning and restoration provision	107	(54)	(1 207)	(1 017)

Employee retirement benefit plans	34	(103)	(563)	(541)

Tax loss carry-forwards	(10)	136	(41)	(31)

Partnership deferral reserve	(58)	(213)	134	192

Foreign exchange and other	(199)	(142)	(155)	(18)

	(224)	382	10 517	10 719

(1)
The current and non-current portion of the deferred income tax liability and asset are as follows:

($ millions)	Dec 31 2014	Dec 31 2013

Current deferred income tax liability	333	103

Current deferred income tax asset	—	(4)

Non-current deferred income tax liability	10 210	10 681

Non-current deferred income tax asset	(26)	(61)

Net deferred income tax liability	10 517	10 719

94   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Change in Deferred Income Tax Balances

($ millions)	2014	2013

Beginning of year	10 719	10 366

Recognized in deferred income tax expense	(224)	382

Recognized in other comprehensive income	(43)	201

Foreign exchange, disposition and other	65	(230)

End of year	10 517	10 719

Deferred Tax in Other Comprehensive Income (Loss)

	Twelve months ended December 31

($ millions)	2014	2013

Unrealized gain on assets available for sale	(13)	—

Actuarial gain (loss) on employee retirement benefit plans	56	(201)

	43	(201)

No deferred tax liability has been recognized at December 31, 2014 on temporary differences of approximately $11.3 billion (2013 – $11.2 billion) associated with earnings retained in our investments in foreign subsidiaries, as the company is able to control the timing of the reversal of these differences. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense. Deferred distribution taxes associated with international business operations have not been recorded.

Canada Revenue Agency Update

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), in 2014, the company received a Notice of Reassessment (NOR) from the CRA regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR including tax, penalty and interest was approximately $920 million. Also during the year:

•
The company received NORs related to the derivative contracts from Quebec and Ontario for approximately $42 million and $100 million, respectively. The Alberta NOR (approximately $124 million) was received in the first quarter of 2015.

•
The company provided security to the CRA and the Provinces of Quebec and Ontario for approximately $610 million.

•
The company filed Notices of Objection with CRA and the Provinces of Quebec and Ontario.

•
The company filed a Notice of Appeal with the Tax Court of Canada.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    95

 13. EARNINGS PER COMMON SHARE

($ millions)	2014	2013

Net earnings	2 699	3 911

(millions of common shares)

Weighted average number of common shares	1 462	1 501

Dilutive securities:

Effect of share options	3	1

Weighted average number of diluted common shares	1 465	1 502

(dollars per common share)

Basic earnings per share	1.84	2.61

Diluted earnings per share	1.84	2.60

14. CASH AND CASH EQUIVALENTS

($ millions)	Dec 31 2014	Dec 31 2013

Cash	659	1 184

Cash equivalents	4 836	4 018

	5 495	5 202

15. SUPPLEMENTAL CASH FLOW INFORMATION

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2014	2013

Accounts receivable	1 108	(60)

Inventories	444	(220)

Accounts payable and accrued liabilities	(784)	69

Current portion of provisions	(240)	206

Income taxes payable (net)	(591)	603

	(63)	598

Relating to:

Operating activities	(122)	688

Investing activities	59	(90)

96   SUNCOR ENERGY INC. ANNUAL REPORT 2014

 16. INVENTORIES

($ millions)	Dec 31 2014	Dec 31 2013

Crude oil	1 081	1 269

Refined products	1 474	1 695

Materials, supplies and merchandise	623	594

Energy trading commodity inventories	288	386

	3 466	3 944

During 2014, product inventories of $18.0 billion (2013 – $18.0 billion) were expensed. There was a write-down of inventories of $11 million in 2014 (2013 – nil). Energy trading commodity inventories are measured at fair value less costs of disposal based on Level 1 and Level 2 fair value inputs.

17. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Oil and Gas Properties	Plant and Equipment	Total

Cost

At December 31, 2012	24 454	49 914	74 368

Additions	2 094	4 475	6 569

Transfers from exploration and evaluation	644	—	644

Acquisitions (note 33)	—	374	374

Changes in decommissioning and restoration	358	18	376

Disposals and derecognition	(2 578)	(921)	(3 499)

Foreign exchange adjustments	551	166	717

At December 31, 2013	25 523	54 026	79 549

Additions	2 626	4 015	6 641

Acquisitions (note 34)	—	161	161

Changes in decommissioning and restoration	1 027	38	1 065

Disposals and derecognition	(253)	(2 882)	(3 135)

Foreign exchange adjustments	312	229	541

At December 31, 2014	29 235	55 587	84 822

Accumulated provision

At December 31, 2012	(6 493)	(12 441)	(18 934)

Depreciation and depletion	(2 056)	(2 181)	(4 237)

Impairment (note 10)	(155)	(444)	(599)

Disposals and derecognition	997	744	1 741

Foreign exchange adjustments	(189)	(61)	(250)

At December 31, 2013	(7 896)	(14 383)	(22 279)

Depreciation and depletion	(1 847)	(2 708)	(4 555)

Impairment (note 10)	(129)	(428)	(557)

Disposals and derecognition	136	2 560	2 696

Foreign exchange adjustments	(201)	(126)	(327)

At December 31, 2014	(9 937)	(15 085)	(25 022)

Net property, plant and equipment

December 31, 2013	17 627	39 643	57 270

December 31, 2014	19 298	40 502	59 800

SUNCOR ENERGY INC. ANNUAL REPORT 2014    97

	Dec 31, 2014			Dec 31, 2013

($ millions)	Cost	Accumulated provision	Net book value	Cost	Accumulated provision	Net book value

Oil Sands	54 011	(13 032)	40 979	52 127	(12 125)	40 002

Exploration and Production	17 667	(8 021)	9 646	15 660	(6 704)	8 956

Refining and Marketing	11 545	(3 279)	8 266	10 449	(2 883)	7 566

Corporate, Energy Trading and Eliminations	1 599	(690)	909	1 313	(567)	746

	84 822	(25 022)	59 800	79 549	(22 279)	57 270

At December 31, 2014, the balance of assets under construction and not subject to depreciation or depletion was $12.3 billion (December 31, 2013 – $11.1 billion).

At December 31, 2014, Property, Plant and Equipment included finance leases with a net book value of $949 million (December 31, 2013 – $997 million).

Fort Hills Project

On October 30, 2013, the co-owners of Fort Hills announced project sanction. As a result, the accumulated capital costs in Exploration and Evaluation assets were transferred to oil and gas properties in Property, Plant and Equipment and an impairment test was required in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. A fair value less cost of disposal methodology was used to determine the recoverable amount and, as it exceeded the carrying amount, no impairment was recorded.

The company reassessed Fort Hills for impairment at December 31, 2014 and noted no impairment. A fair value less cost of disposal methodology was used. Key assumptions used in the calculation of the recoverable amount were discount rate, bitumen price and future capital costs. For purposes of calculating the recoverable amount, the company applied a risk-adjusted discount rate of 8%, assumed bitumen price of $53.28 per barrel at first oil in 2017, $66.58 per barrel in 2018, escalating at an average of 2% per year thereafter, for the remaining life of the mine, and go forward capital costs of $4.2 billion (Level 3 fair value inputs).

The assumptions used by management to calculate the recoverable amount may change. Changes in these assumptions will have an impact on the recoverable amount and may result in impairment. A 1% increase in discount rate would have resulted in a decrease to the recoverable amount of $1.2 billion. Bitumen prices were based on third-party published price curves adjusted for the company's view on long-term pricing economics and marketing information. A 5% decrease in prices would have resulted in a decrease to the recoverable amount of $915 million. Future capital costs of the mine are derived from company experience and adjusted for specific attributes of the project and expected cost savings due to new technologies. A 15% increase to this estimate (over the construction period) would have resulted in a decrease to the recoverable amount of $625 million.

18. EXPLORATION AND EVALUATION ASSETS

($ millions)	2014	2013

Beginning of year	2 772	3 284

Additions	292	225

Transfers to oil and gas assets	—	(644)

Dry hole expenses	(104)	(82)

Disposals	—	(11)

Impairment (Note 10)	(706)	—

Amortization	(7)	(13)

Foreign exchange adjustments	1	13

End of year	2 248	2 772

98   SUNCOR ENERGY INC. ANNUAL REPORT 2014

 19. OTHER ASSETS

($ millions)	Dec 31 2014	Dec 31 2013

Investments (note 36)	447	325

Prepaids and other	151	97

	598	422

20. GOODWILL AND OTHER INTANGIBLE ASSETS

	Oil Sands	Refining and Marketing

($ millions)	Goodwill	Goodwill	Brand name	Customer lists	Total

At December 31, 2012	2 752	148	166	38	3 104

Amortization	—	—	—	(12)	(12)

At December 31, 2013	2 752	148	166	26	3 092

Amortization	—	—	—	(9)	(9)

At December 31, 2014	2 752	148	166	17	3 083

The company performed its most recent goodwill impairment test at October 31, 2014 (and, as a result of the current price environment, updated the test with December 31, 2014 pricing). Recoverable amounts for the Oil Sands CGUs were based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows. The primary sources of cash flow information are derived from business plans approved by executives of the company, which were developed based on macroeconomic factors such as forward price curves for benchmark commodities, inflation rates and industry supply-demand fundamentals. When required, the projected cash flows in the business plans have been updated to reflect current market assessments of key assumptions, including long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the asset (Level 3 fair value inputs).

Cash flow forecasts are also based on past experience, historical trends and third-party evaluations of the company's reserves and resources to determine production profiles and volumes, operating costs, maintenance and capital expenditures. Production profiles, reserves volumes, operating costs, maintenance and capital expenditures are consistent with the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test.

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The discount rates are calculated based on the weighted average cost of capital that is implicit in current market transactions for similar assets. The after-tax discount rate applied to cash flow projections was 10% at October 31, 2014 (October 31, 2013 – 10%). The company based its cash flow projections on a December 31, 2014 average West Texas Intermediate (WTI) price of US$62.50 per barrel in 2015, US$75.00 per barrel in 2016, US$80.00 per barrel in 2017, and then escalating at an average of 6% per year from 2018 – 2020 and at an average of 2% thereafter, adjusted for applicable quality and location differentials depending on the underlying CGU. The forecasted cash flow period ranged from 20 years to 50 years based on the reserve life of the respective CGU. As a result of this analysis, management did not identify impairment within the Oil Sands operating segment and the associated allocated goodwill.

The company also performed a goodwill impairment test at October 31, 2014 of its Refining and Marketing CGUs. The recoverable amounts were based on the fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on the business plan and historical results adjusted for current economic conditions, and escalated using an inflation rate of 2% of revenue and operating costs. The after-tax discount rate applied to the cash flow projection was between 10% and 15% at October 31, 2014 (October 31, 2013 – between 10% and 15%). As a result of this analysis, no impairment was identified within the operating segment or the associated allocated goodwill.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    99

 21. DEBT AND CREDIT FACILITIES

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	Dec 31 2014	Dec 31 2013

Commercial paper(1)	806	798

(1)
The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $2.5 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2014 was 0.3% (December 31, 2013 – 0.3%).

Long-Term Debt

($ millions)	Dec 31 2014	Dec 31 2013

Fixed-term debt, redeemable at the option of the company

6.85% Notes, due 2039 (US$750)	870	798

6.80% Notes, due 2038 (US$900)	1 071	983

6.50% Notes, due 2038 (US$1150)	1 334	1 223

5.95% Notes, due 2035 (US$600)	652	596

5.95% Notes, due 2034 (US$500)	580	532

5.35% Notes, due 2033 (US$300)	306	279

7.15% Notes, due 2032 (US$500)	580	532

3.60% Notes, due 2024 (US$750)(2)	864	—

3.10% Series 5 Medium Term Notes, due 2021(3)	747	—

6.10% Notes, due 2018 (US$1250)	1 450	1 330

6.05% Notes, due 2018 (US$600)	703	646

5.00% Notes, due 2014 (US$400)	—	427

7.00% Debentures, due 2028 (US$250)	298	274

7.875% Debentures, due 2026 (US$275)	348	321

9.25% Debentures, due 2021 (US$300)	404	378

5.39% Series 4 Medium Term Notes, due 2037	600	600

5.80% Series 4 Medium Term Notes, due 2018	700	700

Total unsecured long-term debt	11 507	9 619

Secured long-term debt	13	13

Finance leases(4)	1 054	1 071

Deferred financing costs	(51)	(43)

	12 523	10 660

Current portion of long-term debt

Finance leases	(21)	(17)

Secured long-term debt	(13)	(13)

5.00% Notes, due 2014 (US$400)	—	(427)

	(34)	(457)

Total long-term debt	12 489	10 203

(2)
In November 2014, the company issued US$750 million of senior unsecured notes maturing on December 1, 2024 under a $2 billion U.S. base shelf prospectus. The notes have a coupon of 3.60% and were priced at $99.235 per note for an effective yield of 3.692%. Interest is paid semi-annually.

(3)
In November 2014, the company issued $750 million of senior unsecured Series 5 Medium Term Notes maturing on November 26, 2021 under a $2 billion Canadian base shelf prospectus. The notes have a coupon of 3.10% and were priced at $99.663 per note for an effective yield of 3.154%. Interest is paid semi-annually.

(4)
Interest rates range from 4.6% to 13.4% and maturity dates range from 2017 to 2038.

100   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Scheduled Debt Repayments

Scheduled principal repayments for finance leases, short-term debt and long-term debt are as follows:

($ millions)	Repayment

2015	840

2016	23

2017	20

2018	2 868

2019	25

Thereafter	9 562

13 338

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2014

Fully revolving for a period of one year after term-out date (April 2016)	2 000

Fully revolving and expires in 2016	1 550

Fully revolving for a period of four years and expires in April 2019	3 000

Can be terminated at any time at the option of the lenders	138

Total credit facilities	6 688

Credit facilities supporting outstanding commercial paper	(806)

Credit facilities supporting standby letters of credit(1)	(1 607)

Total unutilized credit facilities	4 275

(1)
To reduce costs, the company supported certain credit facilities with $1 525 million of cash collateral as at December 31, 2014 (December 31, 2013 – $585 million).

22. OTHER LONG-TERM LIABILITIES

($ millions)	Dec 31 2014	Dec 31 2013

Pensions and other post-retirement benefits (note 23)	1 222	926

Share-based compensation plans (note 26)	341	335

Deferred revenue	66	72

Libya EPSAs signature bonus(1)	73	64

Other	85	67

	1 787	1 464

(1)
As part of the 2009 acquisition of Petro-Canada, the company assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six EPSAs in Libya. At December 31, 2014, the carrying amount of the Libya EPSAs signature bonus was $79 million (December 31, 2013 – $78 million). The current portion is $6 million (December 31, 2013 – $14 million) and is recorded in Accounts Payable and Accrued Liabilities.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    101

 23. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are voluntarily funded through retirement compensation arrangements, and/or paid directly to recipients. The amount and timing of future funding for these supplementary plans is subject to the funding policy as approved by the Board of Directors. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-Liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, or more, depending on funding status, and every year in the United States. The most recent valuations for the Canadian plans were performed as at December 31, 2013 and for the International plans were performed as at December 31, 2014. In addition, effective January 1, 2014, the Petro-Canada Retirement Plan and Suncor Energy Pension Plan were merged. There was no impact to the consolidated results as a result of this event. The company uses a measurement date of December 31 to value the plan assets and re-measure the accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

102   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Defined Benefit Obligations and Funded Status

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2014	2013	2014	2013

Change in benefit obligation

Benefit obligation at beginning of year	3 891	4 137	489	545

Current service costs	136	160	11	13

Past service costs and adjustments	(15)	13	—	—

Plan participants' contributions	15	14	—	—

Benefits paid	(190)	(186)	(17)	(16)

Interest costs	190	159	23	21

Foreign exchange	4	17	2	2

Settlements	1	2	—	—

Actuarial remeasurement:

Experience loss (gain) arising on plan liabilities	16	25	10	(5)

Actuarial loss (gain) arising from changes in demographic assumptions	17	38	(13)	(1)

Actuarial loss (gain) arising from changes in financial assumptions	477	(488)	(7)	(70)

Benefit obligation at end of year	4 542	3 891	498	489

Change in plan assets

Fair value of plan assets at beginning of year	3 293	2 832	—	—

Employer contributions	178	220	—	—

Plan participants' contributions	15	14	—	—

Benefits paid	(177)	(178)	—	—

Foreign exchange	10	14	—	—

Settlements	1	2	—	—

Administrative costs	(2)	(2)	—	—

Income on plan assets	158	112	—	—

Actuarial remeasurement:

Return on plan assets greater than discount rate	299	279	—	—

Fair value of plan assets at end of year	3 775	3 293	—	—

Net unfunded obligation	767	598	498	489

Of the total net unfunded obligation as at December 31, 2014, 85% relates to Canadian pension and other post-retirement benefits obligation (excluding Syncrude) (December 31, 2013 – 86%). The weighted average duration of the defined benefit obligation under the Canadian pension and other post-retirement plans (excluding Syncrude) is 14.1 years (2013 – 14.0 years).

SUNCOR ENERGY INC. ANNUAL REPORT 2014    103

The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities and Other Long-Term Liabilities (note 22) in the Consolidated Balance Sheets.

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2014	2013	2014	2013

Analysis of amount charged to earnings:

Current service costs	136	160	11	13

Past service costs	—	13	—	—

Interest costs	32	47	23	21

Defined benefit plans expense	168	220	34	34

Defined contribution plans expense	69	62	—	—

Total benefit plans expense charged to earnings	237	282	34	34

Components of defined benefit costs recognized in Other Comprehensive Income:

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2014	2013	2014	2013

Return on plan assets (excluding amounts included in net interest expense)	(299)	(279)	—	—

Experience loss (gain) arising on plan liabilities	16	25	9	(5)

Actuarial loss (gain) arising from changes in financial assumptions	477	(488)	(7)	(70)

Actuarial loss (gain) arising from changes in demographic assumptions	17	38	(13)	(1)

Actuarial loss (gain) recognized in other comprehensive income	211	(704)	(11)	(76)

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

	Pension Benefits		Other Post-Retirement Benefits
(%)	Dec 31 2014	Dec 31 2013	Dec 31 2014	Dec 31 2013

Discount rate	3.95	4.70	3.90	4.70

Rate of compensation increase	3.45	3.45	3.35	3.30

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

104   SUNCOR ENERGY INC. ANNUAL REPORT 2014

In order to measure the expected cost of other post-retirement benefits, it was assumed for 2014 that the health care costs would increase annually by 7% per person (2013 – 7%). This rate will remain constant in 2015 and will decrease 0.5% annually to 5% by 2020, and remain at that level thereafter.

Assumed discount rates, longevity rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefit obligations for the company's Canadian plans. A change of these assumed assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the aggregate service and interest costs	(17)	21

Effect on the benefit obligations	(529)	671

One year change in longevity rate

Effect on the aggregate service and interest costs	6	(6)

Effect on the benefit obligations	100	(103)

	Other Post-Retirement Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the benefit obligations	(58)	72

1% change in health care cost

Effect on the aggregate service and interest costs	2	(1)

Effect on the benefit obligations	27	(22)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, while ensuring that the maximum equity content is 65% at any time. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2014	2013

Equities, comprised of:
– Canada	18	18
– United States	24	22
– Foreign	18	20

	60	60

Fixed income, comprised of:
– Canada	40	40

Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and bond securities are based on the trading price of the underlying fund.

During the year, the company made cash contributions of $178 million to its defined benefit pension plans, of which $50 million was contributed to the solvency reserve account in Alberta. The company expects to make cash contributions to its defined benefit pension plans in 2015 of $126 million.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    105

 24. PROVISIONS

($ millions)	Decommissioning and Restoration(1)	Royalties(2)	Other(3)	Total

At December 31, 2012	4 688	367	733	5 788

Liabilities incurred	398	224	97	719

Change in discount rate	(542)	—	—	(542)

Changes in estimates	624	(15)	(392)	217

Liabilities settled	(423)	(52)	(132)	(607)

Accretion	174	—	5	179

Asset divestitures	(714)	—	—	(714)

Foreign exchange	33	—	3	36

At December 31, 2013	4 238	524	314	5 076

Less: current portion	(362)	(524)	(112)	(998)

	3 876	—	202	4 078

At December 31, 2013	4 238	524	314	5 076

Liabilities incurred	256	23	52	331

Change in discount rate	409	—	—	409

Changes in estimates	376	(90)	(41)	245

Liabilities settled	(364)	(185)	(55)	(604)

Accretion	186	—	3	189

Asset divestitures	(39)	—	—	(39)

Foreign exchange	39	—	1	40

At December 31, 2014	5 101	272	274	5 647

Less: current portion	(369)	(272)	(111)	(752)

	4 732	—	163	4 895

(1)
Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2014 was approximately $8.9 billion (December 31, 2013 – $8.0 billion). A weighted average credit-adjusted risk-free interest rate of 3.93% was used to discount the provision recognized at December 31, 2014 (December 31, 2013 – 4.51%). The credit-adjusted risk-free rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2)
During 2014, after reaching an agreement with the Government of Alberta, the company settled a provision related to several outstanding issues under the Royalty Amending Agreements entered into in 2008.

(3)
For the year ended December 31, 2013, the company's other provisions decreased by $300 million as a result of the recognition of risk mitigation proceeds to earnings. In addition, the company divested one of its pipeline commitments to a third party, resulting in a $76 million decrease to provisions.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31,	2014	2013

1% Increase	(665)	(579)

1% Decrease	909	704

106   SUNCOR ENERGY INC. ANNUAL REPORT 2014

 25. SHARE CAPITAL

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

On August 5, 2014, Suncor renewed its normal course issuer bid (NCIB) to continue to purchase shares under its previously announced buyback program through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms (the 2014 NCIB). Pursuant to the 2014 NCIB, Suncor may purchase for cancellation up to approximately $1.1 billion worth of its common shares between August 5, 2014 and August 4, 2015 and has agreed that it will not purchase more than 44,045,388 common shares, which was equal to approximately 3% of Suncor's issued and outstanding common shares at the time of the program renewal.

As of December 31, 2014, repurchases under the program have been suspended in response to the lower crude price environment.

The following table summarizes the share repurchase activities during the period:

($ millions, except as noted)	2014	2013

Share repurchase activities (thousands of common shares)

Shares repurchased	42 027	49 492

Amounts charged to

Share capital	553	648

Retained earnings	1 118	1 027

Share repurchase cost	1 671	1 675

Average repurchase cost per share	39.76	33.85

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	Dec 31 2014	Dec 31 2013

Amounts charged to

Share capital	—	108

Retained earnings	—	198

Liability for share purchase commitment	—	306

Dividends declared

On February 4, 2015, the company's Board of Directors approved a quarterly dividend of $0.28 per share on its common shares, payable March 25, 2015 to shareholders of record at the close of business on March 4, 2015.

26. SHARE-BASED COMPENSATION

(A) Equity-Settled Plans

Stock options that give the holder the right to purchase common shares at the grant date market price, subject to fulfilling vesting terms, are accounted for as equity-settled plans.

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(i) Stock Option Plan

This plan replaced the pre-merger stock option plans of legacy Suncor and legacy Petro-Canada. Options granted have a seven-year life and vest annually over a three-year period.

The weighted average fair values of the options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2014	2013

Annual dividend per share	$1.02	$0.73

Risk-free interest rate	1.51%	1.40%

Expected life	5 years	5 years

Expected volatility	28%	48%

Weighted average fair value per option	$7.08	$11.72

The expected life is based on historical experience and current expectations. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends.

(ii) Discontinued Plans

The following plans were in place prior to August 1, 2009: SunShare 2012 Performance Stock Options, Executive Stock Options, and Key Contributor Stock Options. Options granted under these plans generally have a seven to ten-year life and vest over periods of up to four years.

(B) Cash-Settled Plans

(i) Cash-Settled Stock Option Plans

Stock options that the holder can settle for cash or common shares are accounted for as cash-settled plans.

(a) Suncor Energy Inc. Stock Options with TSARs

Options were granted under this plan between August 1, 2009 and July 31, 2010. Each option included a tandem stock appreciation right (TSAR). Options granted have a seven-year life and vest annually over a three-year period.

(b) Legacy Petro-Canada Stock Options with CPAs

This plan was discontinued on August 1, 2009. Options were granted to executives and key employees, and can be settled in common shares or exchanged for a cash payment alternative (CPA). Options granted have a seven-year life and vest over periods of up to four years.

Changes in the total outstanding stock options were as follows:

	2014		2013

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	34 997	37.54	47 324	38.33

Granted	5 935	36.29	4 209	32.50

Exercised for cash payment	(157)	34.70	(281)	27.34

Exercised as options for common shares	(7 831)	31.48	(4 750)	23.31

Forfeited/expired	(5 480)	47.81	(11 505)	45.57

Outstanding, end of year	27 464	36.97	34 997	37.47

Exercisable, end of year	18 084	37.95	27 104	38.31

108   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Options are exercised regularly throughout the year. Therefore, the weighted average share price during the year of $40.13 (2013 – $33.66) is representative of the weighted average share price at the date of exercise.

For the options outstanding at December 31, 2014, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding

Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)

19.44-29.99	1 589	2

30.00-39.99	16 221	5

40.00-49.99	9 484	3

50.00-59.99	144	3

60.00-69.97	26	3

Total	27 464	4

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2014	2013

	24 484	29 817

(ii) Share Unit Plans

The company's share unit plans are accounted for as cash-settled plans.

A performance share unit (PSU) is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

A restricted share unit (RSU) is a time-vested award entitling employees to receive cash equal to the company's share price at the time of vesting. RSUs vest approximately three years after the grant date.

A deferred share unit (DSU) is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% DSUs. Changes in the number of outstanding share units were as follows:

(thousands)	PSU	RSU	DSU

Outstanding, December 31, 2012	4 378	12 865	1 637

Granted	1 082	7 365	165

Redeemed for cash	(1 684)	(2 526)	(764)

Forfeited/expired	(135)	(658)	—

Outstanding, December 31, 2013	3 641	17 046	1 038

Granted	842	7 024	214

Redeemed for cash	(1 066)	(3 798)	(207)

Forfeited/expired	(821)	(672)	—

Outstanding, December 31, 2014	2 596	19 600	1 045

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(iii) Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled plan.

(a) Suncor Energy Inc. SARs

These SARs have a seven-year life and vest annually over a three-year period.

(b) Legacy Petro-Canada SARs

This plan was discontinued on August 1, 2009. These SARs have a seven-year life and vest annually over a four-year period.

Changes in the number of outstanding SARs were as follows:

	2014		2013

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	5 805	29.75	7 776	29.65

Granted	99	36.05	88	32.60

Exercised	(3 248)	31.88	(1 567)	27.57

Forfeited/expired	(93)	36.70	(492)	35.47

Outstanding, end of year	2 563	27.05	5 805	29.75

Exercisable, end of year	2 409	26.54	5 665	29.61

Share-Based Compensation Expense

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

($ millions)	2014	2013

Equity-settled plans	42	51

Cash-settled plans	266	341

Total share-based compensation expense	308	392

Liability Recognized for Share-Based Compensation

The following table summarizes the share-based compensation fair value recorded in accounts payable and accrued liabilities and other long-term liabilities for all cash-settled plans:

($ millions)	2014	2013

Current Liability	327	318

Long-term Liability (note 22)	341	335

Total Liability	668	653

The intrinsic value of the vested awards at December 31, 2014 was $349 million (December 31, 2013 – $347 million).

110   SUNCOR ENERGY INC. ANNUAL REPORT 2014

 27. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2014, the carrying value of fixed-term debt accounted for under amortized cost was $11.5 billion (December 31, 2013 – $9.6 billion) and the fair value at December 31, 2014 was $13.5 billion (December 31, 2013 – $11.2 billion). The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

  •
  Energy Trading Derivatives – The company's Energy Trading group uses physical and financial energy derivative contracts, including swaps, forwards and options to earn trading revenues.

  •
  Risk Management Derivatives – The company periodically enters into derivative contracts in order to manage exposure to commodity price and foreign exchange movements and are a component of the company's overall risk management program.

The changes in the fair value of non-designated Energy Trading and Risk Management derivatives are as follows:

($ millions)	Assets Available for Sale	Energy Trading	Risk Management	Total

Fair value of contracts outstanding at January 1, 2013	—	(43)	(1)	(44)

Fair value of contracts realized in earnings during the year	—	(271)	18	(253)

Changes in fair value during the year (note 8)	—	176	(18)	158

Fair value of contracts outstanding at December 31, 2013	—	(138)	(1)	(139)

Fair value of contracts realized in earnings during the year	—	(15)	(65)	(80)

Changes in fair value during the year (note 8)	—	173	176	349

Assets available for sale during the year (note 36)	183	—	—	183

Fair value outstanding at December 31, 2014	183	20	110	313

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  •
  Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

  •
  Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and

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    published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

  •
  Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2014, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities and assets available for sale measured at fair value for each hierarchy level as at December 31, 2014 and 2013.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	137	88	—	225

Accounts payable	(165)	(199)	—	(364)

Balance at December 31, 2013	(28)	(111)	—	(139)

Accounts receivable	154	57	—	211

Accounts payable	(5)	(76)	—	(81)

Assets available for sale	—	183	—	183

Balance at December 31, 2014	149	164	—	313

During the year ended December 31, 2014, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2014 and 2013.

Financial Assets

($ millions)	Gross assets	Gross liabilities offset	Net amounts presented

Derivatives	225	(185)	40

Accounts receivable	3 092	(967)	2 125

Balance at December 31, 2013	3 317	(1 152)	2 165

Derivatives	1 520	(1 309)	211

Accounts receivable	1 603	(612)	991

Balance at December 31, 2014	3 123	(1 921)	1 202

112   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Financial Liabilities

($ millions)	Gross liabilities	Gross assets offset	Net amounts presented

Derivatives	(364)	185	(179)

Accounts payable	(2 956)	967	(1 989)

Balance at December 31, 2013	(3 320)	1 152	(2 168)

Derivatives	(1 390)	1 309	(81)

Accounts payable	(1 642)	612	(1 030)

Balance at December 31, 2014	(3 032)	1 921	(1 111)

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. Trading activities are defined as activities intended to enhance the company's operations and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

The nature of the risks faced by the company and its policies for managing such risks remains unchanged from December 31, 2013.

1) Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and refined product prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into option contracts to limit exposure to changes in crude oil prices during transportation.

An increase of US$1.00 per barrel of crude oil as at December 31, 2014 would decrease pre-tax earnings for the company's outstanding derivative financial instruments by approximately $10 million (2013 – $2 million).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2014 would decrease pre-tax earnings by approximately $110 million (2013 – $90 million).

The company also has foreign operations whose functional currency is different than the company's functional currency. The main exposures relate to foreign operations whose functional currencies are in U.S. dollars, euros (€) or pound sterling (£). A 1% strengthening in the Cdn$ relative to the US$, € and £ as at December 31, 2014 would decrease Other Comprehensive Income by approximately $43 million, $22 million and $21 million, respectively (2013 – $43 million, $26 million, and $21 million, respectively).

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(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial papers.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2014, the company had executed US$100 million in forward swaps. The proportion of floating interest rate exposure at December 31, 2014 was 6.5% of total debt outstanding. The weighted average interest rate on total debt for the year ended December 31, 2014 was 6.0%.

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would decrease by approximately $11 million (2013 – $8 million). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2014, and that the change in interest rates is effective from the beginning of the year.

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operations, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2014 were $5.5 billion and $6.7 billion, respectively. Of Suncor's $6.7 billion in total credit facilities, $2.4 billion was drawn down at December 31, 2014. In addition, Suncor has in place an unused capacity of $1.25 billion under a Canadian debt shelf prospectus, and an unused capacity of $1.25 billion under the U.S. debt shelf prospectus.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is maintained through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2013

($ millions)	Trade and other payables(1)	Gross derivative liabilities(2)	Debt(3)

Within one year	6 911	353	1 959

1 to 3 years	64	11	1 402

3 to 5 years	—	—	4 064

Over 5 years	—	—	15 746

	6 975	364	23 171

	December 31, 2014

($ millions)	Trade and other payables(1)	Gross derivative liabilities(2)	Debt(3)

Within one year	5 623	1 390	1 621

1 to 3 years	23	—	1 604

3 to 5 years	50	—	4 280

Over 5 years	—	—	18 160

	5 696	1 390	25 665

(1)
Trade and other payables exclude net derivative liabilities of $81 million (2013 – $179 million)

(2)
Gross derivative liabilities of $1 390 million (2013 – $364 million) are offset by gross derivative assets of $1 309 million (2013 – $185 million), resulting in a net amount of $81 million (2013 – $179 million).

(3)
Debt includes short-term debt, long-term debt, finance leases and interest payments on fixed-term debt and commercial paper.

114   SUNCOR ENERGY INC. ANNUAL REPORT 2014

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating is assigned and a maximum credit limit is allocated. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the credit limit allocated. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2014, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2014, the company's exposure was $1.520 billion (December 31, 2013 – $225 million).

28. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt to cash flow from operations(1) and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents divided by cash flow from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2014 and 2013. The company's financial measures, as set out in the following schedule, were unchanged from 2013. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets.

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($ millions)	Capital Measure Target	Dec 31 2014	Dec 31 2013

Components of ratios

Short-term debt		806	798

Current portion of long-term debt		34	457

Long-term debt		12 489	10 203

Total debt		13 329	11 458

Less: Cash and cash equivalents		5 495	5 202

Net debt		7 834	6 256

Shareholders' equity		41 603	41 180

Total capitalization (total debt plus shareholders' equity)		54 932	52 638

Cash flow from operations(1)		9 058	9 412

Net debt to cash from operations	<2.0 times	0.9	0.7

Total debt to total debt plus shareholders' equity		24%	22%

(1)
Cash flow from operations is expressed before changes in non-cash working capital, and is a non-GAAP financial measure.

29. JOINT ARRANGEMENTS

Joint Operations

The company's material joint operations as at December 31, 2014 are set out below:

Material Joint Operations	Principal activity	Country of incorporation and principal place of business	Ownership % 2014	Ownership % 2013

Oil Sands

Operated by Suncor:

Fort Hills Energy Limited Partnership	Oil sands development	Canada	40.80	40.80

Non-operated:

Syncrude	Oil sands development	Canada	12.00	12.00

Joslyn	Oil sands development	Canada	36.75	36.75

Exploration and Production

Operated by Suncor:

Terra Nova	Oil and gas production	Canada	37.68	37.68

Non-operated:

White Rose and the White Rose Extensions	Oil and gas production	Canada	26.13-27.50	26.13-27.50

Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	19.51-20.00	19.51-20.00

Hebron	Oil and gas production	Canada	22.73	22.73

Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00

Buzzard	Oil and gas production	United Kingdom	29.89	29.89

Golden Eagle Area Development	Oil and gas production	United Kingdom	26.69	26.69

116   SUNCOR ENERGY INC. ANNUAL REPORT 2014

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates in the company's refining and marketing operations are shown below:

	Joint ventures		Associates

($ millions)	2014	2013	2014	2013

Net earnings	3	9	7	10

Other comprehensive income (loss)	6	(2)	—	—

Total comprehensive income	9	7	7	10

Carrying amount as at December 31	119	120	51	46

30. SUBSIDIARIES

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2014, are shown below:

Material Subsidiaries	Principal activity

Canadian Operations
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's oil sands and in situ assets.

Suncor Energy Products Inc.	This subsidiary holds interests in the company's energy marketing and renewable energy businesses.

Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	A subsidiary of Suncor Energy Products Inc. through which production from our upstream North American businesses is marketed. Through this subsidiary, we also administer Suncor's energy trading activities and power business, market certain third-party products, procure crude oil feedstock and natural gas for our downstream business, and procure and market NGLs and LPG for our downstream business.

U.S. Operations
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures and markets third-party crude oil, in addition to procuring crude oil feedstock for the company's refining operations.

Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

International Operations
Suncor Energy UK Limited	A subsidiary through which the majority of the company's North Sea operations are conducted.

Suncor Energy Oil (North Africa) GmbH	A subsidiary through which the majority of the company's Libya operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

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 31. RELATED PARTY DISCLOSURES

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and sale of refined products and by-products. These transactions are with joint ventures and associated entities in the company's refining and marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the year ended December 31, 2014 and 2013 are as follows:

($ millions)	2014	2013

Sales	1 543	1 593

Purchases	312	245

Accounts receivable	80	92

Accounts payable and accrued liabilities	8	15

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2014	2013

Salaries and other short-term benefits	11	14

Pension and other post-retirement benefits	4	4

Share-based compensation	34	35

	49	53

32. COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a) Commitments

Future payments under the company's commitments, including operating leases for pipeline transportation agreements and for various premises, service stations and other property and equipment, are as follows:

	Payment due by period

($ millions)	2015	2016	2017	2018	2019	2020 and beyond	Total

Commitments

Product transportation and storage	694	630	604	558	497	3 790	6 773

Energy services	233	183	178	180	181	866	1 821

Drilling commitments	86	43	21	—	—	—	150

Exploration work commitments	146	26	—	141	108	253	674

Other	183	56	37	38	36	377	727

Operating leases	532	508	424	350	317	1 783	3 914

	1 874	1 446	1 264	1 267	1 139	7 069	14 059

Significant operating leases expire at various dates through 2035. For the year ended December 31, 2014, operating lease expense was $0.6 billion (2013 – $0.6 billion).

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include

118   SUNCOR ENERGY INC. ANNUAL REPORT 2014

commodity purchase obligations which are transacted at market prices. The company has also entered into various pipeline commitments of $5.7 billion with contract terms up to 25 years, which are awaiting regulatory approval. In the event regulatory approval is not obtained, the company has committed to reimbursing certain costs to the service provider.

(b) Contingencies

Legal and environmental contingent liabilities

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position, except the CRA dispute as disclosed in note 12.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities recognized in note 24, which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Operational risk

The company also has exposure to some operational risks, which is reduced by maintaining an insurance program.

The company carries property damage and business interruption insurance with varying coverage limits and deductible amounts based on the asset. As of December 31, 2014, Suncor's insurance program includes coverage of up to US$1.3 billion for oil sands risks, up to US$1.3 billion for offshore risks and up to US$600 million for refining risks. These limits are all net of deductible amounts or waiting periods and subject to certain price and volume limits. The company also has primary property insurance for US$300 million that covers all of Suncor's assets. As part of its normal course of operations, Suncor also carries risk mitigation instruments in the aggregate amount of $300 million on certain foreign operations.

Suncor believes its liability, property and business interruption insurance is appropriate to its business, although such insurance will not provide coverage in all circumstances or fully protect against prolonged outages. In the future, the insurance program may change due to market conditions or other business considerations.

(c) Guarantees

At December 31, 2014, the company provides loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 21) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint venture undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint venture. As at December 31, 2014, the probability is remote that these guarantee commitments will impact the company.

33. VOYAGEUR UPGRADER PROJECT

Management applies judgment in determining whether an acquisition meets the definition of a business combination or an asset purchase. When a transaction meets the definition of a business combination, the acquired identifiable assets and assumed liabilities, including contingent liabilities, are measured and recognized at their fair value on the date of the acquisition, including tax assets and liabilities. Associated transaction costs are expensed when occurred.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    119

Effective March 27, 2013, the company acquired Total E&P's interest in Voyageur Upgrader Limited Partnership (VULP) for $515 million and gained full control over the partnership assets. The transaction was accounted for as a business combination.

As VULP was in the development stage and therefore had no revenues and the majority of costs were capitalized, no significant net earnings were generated.

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition are summarized below:

($ millions)

Total purchase price	515

Allocation of purchase price:

Property, plant and equipment	374

Deferred income taxes	312

Decommissioning and restoration provisions	(81)

Contracts and liabilities acquired	(90)

Net assets acquired	515

The fair value attributed to the property, plant and equipment acquired was based on an expected future cash flow approach for assets expected to be retained, with a risk-adjusted discount rate of 10%. For assets expected to be sold, the fair value was determined based on management's best estimate of the recoverable amount.

The fair value of the decommissioning and restoration provisions was determined based on management's best estimate of the costs to complete the reclamation activities, the timing of cash outflows, method of reclamation, the discount rate and management's anticipated use of the area in the future.

Following the acquisition, the company announced that it was not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by the company and its then co-owner, Total E&P, in response to a change in market conditions that challenged the economics of the project. As a result of not proceeding with the upgrading portion of the project, a charge of $82 million was recorded to net earnings in 2013, including costs related to the acceleration of certain reclamation activities.

34. PROPERTY ACQUISITION

On July 17, 2014, the company completed a business combination of a sulphur recovery facility in its Refining and Marketing segment.

The purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities. Upon finalization, adjustments to the initial estimates may be required.

The aggregate consideration for this business combination was allocated as follows:

($ millions)

Total purchase price	121

Preliminary allocation of purchase price:

Property, plant and equipment	161

Net working capital	(1)

Deferred tax liabilities	(39)

Net assets acquired	121

All acquisition and transaction costs for this asset acquisition were expensed.

120   SUNCOR ENERGY INC. ANNUAL REPORT 2014

 35. ASSET DISPOSITIONS

The company sold its Wilson Creek assets in central Alberta for $168.5 million before closing adjustments and other closing costs, with an effective date of July 1, 2014 and a closing date of September 30, 2014. The sale of these assets resulted in an after-tax gain of $61 million in the Exploration and Production segment.

During 2013, the company sold a significant portion of its natural gas business for $1.0 billion before closing adjustments and other closing costs. An after-tax gain of $130 million was recorded in the Exploration and Production segment upon closing of the sale.

36. PIONEER DISPOSITION

During 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell the assets of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The company, as a 50% owner of Pioneer Energy, will receive $182.5 million before closing adjustments for its share of the assets and liabilities. The transaction is expected to close in the first half of 2015 and is subject to closing conditions including regulatory approval under the Competition Act. The investment is classified as assets available for sale and included in Other Assets. An unrealized fair value adjustment resulted in an $85 million after-tax increase to Other Comprehensive Income during the third quarter of 2014.

37. SUSPENDED EXPLORATORY WELL COSTS

($ millions)	2014	2013

Beginning of year	342	318

Additions	4	24

End of year	346	342

The following provides an aging of amounts capitalized as suspended exploratory wells at December 31 based on the completion date of the individual well.

($ millions)	2014	2013

Suspended exploratory well costs that have been capitalized for a period less than one year	—	9

Suspended exploratory well costs that have been capitalized for a period greater than one year	346	333

	346	342

Number of suspended exploratory wells that have been capitalized for a period greater than one year	9	8

Suspended capitalized costs for exploratory wells completed prior to the end of 2014 are associated with projects located in i) Norway (three wells), ii) Libya (five wells) and iii) East Coast Canada (one well). The projects are awaiting the completion of economic evaluations, including, but not limited to, results of additional appraisal drilling, additional geological and geophysical data, and development plan approval.

SUNCOR ENERGY INC. ANNUAL REPORT 2014    121

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  EXHIBIT 99-1
Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2014
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS
5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS
6. ADOPTION OF NEW AND AMENDED IFRS STANDARDS
7. SEGMENTED INFORMATION
8. OTHER INCOME
9. OPERATING, SELLING AND GENERAL
10. ASSET IMPAIRMENT
11. FINANCING EXPENSES
12. INCOME TAXES
13. EARNINGS PER COMMON SHARE
14. CASH AND CASH EQUIVALENTS
15. SUPPLEMENTAL CASH FLOW INFORMATION
16. INVENTORIES
17. PROPERTY, PLANT AND EQUIPMENT
18. EXPLORATION AND EVALUATION ASSETS
19. OTHER ASSETS
20. GOODWILL AND OTHER INTANGIBLE ASSETS
21. DEBT AND CREDIT FACILITIES
22. OTHER LONG-TERM LIABILITIES
23. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
24. PROVISIONS
25. SHARE CAPITAL
26. SHARE-BASED COMPENSATION
27. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
28. CAPITAL STRUCTURE FINANCIAL POLICIES
29. JOINT ARRANGEMENTS
30. SUBSIDIARIES
31. RELATED PARTY DISCLOSURES
32. COMMITMENTS, CONTINGENCIES AND GUARANTEES
33. VOYAGEUR UPGRADER PROJECT
34. PROPERTY ACQUISITION
35. ASSET DISPOSITIONS
36. PIONEER DISPOSITION
37. SUSPENDED EXPLORATORY WELL COSTS